June 18, 2010

Lisa Sellars
US Securities & Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re: BioNeutral Group, Inc
Item 4.01 Form 8-K
Filed June 10, 2010
File # 333-149235

Dear Ms. Sellars:

The Company has received your letter dated June 14, 2010, regarding our Item 4.01 Form 8-K filing made on June 10, 2010. We have addressed each comment below, with the corresponding numerical reference from your letter.

1.
The disclosure in the Item 4.01 Form 8-K re: our auditor’s notification to the Company of material weaknesses and significant deficiencies related to our internal controls did not represent a “new” reportable event. It was provided under our understanding of what Item 304(a)(1)(v)(A) required. The Company previously provided extended disclosure regarding the material weaknesses and significant deficiencies related to its internal controls in Item 9A(T) of its Form 10-K for the fiscal year ended October 31, 2009.  Item 4 of the Forms 10-Q for fiscal year 2010 also disclosed the interim period status of, or changes to, our internal controls. We believed the disclosure re: our auditor’s notice related to the Company’s internal controls was required in the Form 8-K, since disclosure of the same internal control matters had appeared in the Form 10-K and our auditor had sent written notice to us on the same issues subsequent to filing the Form 10-K. Notwithstanding the internal control weaknesses and deficiencies, the Company had instituted compensating procedures that assured reliable financial statements were being produced.

2.
The Company’s Board of Directors conducted discussions with our auditors (Bartolomei, Pucciarelli or “BP”) on each matter outlined in their letter re: the material weaknesses and significant deficiencies, during the conduct of the audit for fiscal year 2009. We also have authorized BP to respond fully to any inquiries of the successor auditor for all matters regarding our internal controls. The Company will amend its Form 8-K to clarify the listed material weaknesses and significant deficiencies do not represent a new reportable event and were previously disclosed in its Form 10-K. The Company will also disclose that it has authorized BP to fully respond to any inquiries of the successor accountant re: the subject matter of the internal control items.

3.
The material weaknesses and significant deficiencies noted in the Form 8-K disclosure on internal controls did not result in any 4th quarter or other audit adjustments to the Company’s financial statements (neither “significant” or immaterial).

4.	The Company will file an updated letter from BP as an exhibit, as requested, upon filing of an amendment to its Form 8-K.
5.	The Company will file the requested amended disclosure.

BioNeutral Group, Inc. ● 211 Warren Street, Newark, New Jersey 07103
Office 973.286.2899 ● bioneutralgroup.com● Fax 973.629.1282

Ms. Lisa Sellars U. S. Securities & Exchange Commission	Page 2 of 2	June 18, 2010

6.
The Company acknowledges its obligation to report the engagement of its new registered independent public accounting firm and related required disclosures pursuant to Item 304(a)(1) and (a)(2) of Regulation S-K.

Pursuant to the staff’s request, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ STEPHEN J. BROWAND

Stephen J. Browand
Chief Executive Officer

cc: Bartolomei Pucciarelli, LLC